

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Ronald Davis
President
OICco Acquisition III, Inc.
4412 8th St. SW
Vero Beach, FL 32968

> **Re: OICco Acquisition III, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 3, 2010**
> **File No. 333-168185**

Dear Mr. Davis:

We have reviewed the above-captioned filing and your response letter dated September 22, 2010 and have the following comments. Where prior comments are referenced, they refer to our letter dated August 13, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 3

1.   Your cover page continues to state that the prospectus is dated September 20, 2010 subject to completion. Please update this disclosure as appropriate in future amendments.

Item 3. Summary Information and Risk Factors

The Company, page 5

2.   We note your response to prior comments 11 and 35 and the deletion of references to a lock-up agreement with your existing shareholder. However, based on the information you provided, we are unable to concur with the assertion in your response that such

agreement is immaterial. We further note your disclosure on pages 5 and 20 indicating that "each current shareholder has agreed to place his/her respective certificates in escrow until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated." Accordingly, we reissue prior comments 11 and 35. If no agreement or understanding relating to the lock-up of Mr. Davis's shares exists separate and apart from the terms of the escrow agreement, please advise.

The Offering, page 6

3.   You state that "[t]he proceeds from any sale by the selling shareholder will also be held in escrow but will not count towards computation of the minimum offering" by the company. This disclosure appears to suggest that shares held by the selling shareholder may be sold prior to achievement of the minimum offering amount in the primary offering by the company, which is inconsistent with disclosure elsewhere in your filing that states that all 2,000,000 shares being offered for sale by the company must be sold before any of the 8,000,000 shares held by the selling shareholder are sold. Please revise to ensure that you describe in a consistent and accurate manner how the primary and resale offerings will be conducted.

4.   It is unclear how your discretion to extend the offer "[up] to a maximum of an additional 180 days" as disclosed in the second paragraph on page 6 and elsewhere is consistent with your disclosure that you are limited to only one 180 day extension.

5.   The last sentence of the third paragraph of this section indicates that you intend to issue the shares within 90 days after the completion of the offering. Please provide us with a legal analysis explaining why you believe that it is consistent with the requirements of Rule 419 to issue the securities being registered in this offering up to 90 days following the completion of the offering.

6.   We note your response to prior comment 13. However, your response and revised disclosure does not appear to address all of our previously stated concerns. While we note that the determination of whether the minimum offering has been met "will be made solely based on the records of the Insured Depository Institution," it is still not clear who will make such determination. As previously requested, please clarify how and when this determination will be made. We would expect you to clarify that your sole officer and director will have no role in this. This comment also applies to your Plan of Distribution disclosure.

Summary Financial Information, page 7

7.   We note that your summary financial information includes statements of operations data for inception through September 30, 2010 and the three month period ending September 30, 2010 and balance sheet data as of September 30, 2010. We further note elsewhere in the filing that this information is unaudited. Therefore, please amend your disclosure on pages 7 and 8 to reflect that this information is unaudited.

8.   We note that the total liabilities and stockholders' equity balance presented in your balance sheet data on page 8 as of April 15, 2010 is $0. However, you reported total liabilities of $2,500 and total stockholders' equity of $0. Please amend your filing to include a total stockholders' equity balance that reflects the sum of total liabilities and total stockholders' equity.

Risk Factors

"Rule 419 limitations may limit business combinations," page 8

9.   We note the following statement: "Any investor not making a decision within 45 days of the effectiveness of the post effective amendment [relating to a proposed business combination] will automatically receive a return of his investment funds." Please revise to expressly describe the potential impact of the release of proceeds to the issuer upon completion of the offering and on the funds that can be returned to investors if an acquisition agreement is not entered into or an acquisition agreement fails to obtain timely approval by 80% of the investors.

"Mr. Davis may not pay all the expenses of the offering…," page 9

10.   We note the foregoing risk factor which has been added in response to prior comment 47. We further note that you state that as a consequence of Mr. Davis not paying for the offering expenses, the offering may not be completed. Please advise as to the basis of such conclusion. Please further enhance this risk factor to identify for investors the risk that if such expenses are not paid by either Mr. Davis, the company could be in worse financial condition than prior to the offering.

"Conflicts of Interest Officer and Director…," page 10

11.   Under separate subheadings, please address the distinct risks arising from potential conflicts of interest due to the concurrent service of your sole officer and director as an officer or director of other blank check companies (i) in connection with the marketing of securities of such companies, and (ii) in connection with the identification of candidates for a business acquisition and the negotiation and consummation of acquisition agreements by such companies.

12.   We note the revisions you have made to this risk factor pursuant to prior comment 20. You have not, however, revised the statement that your sole officer and director "may in the future participate in other business ventures which compete directly with the Company" to reflect that he appears to be engaged currently in other business ventures, such as the other blank check companies with which he is involved, that may compete directly with OICco Acquisition III. Revise your disclosure accordingly.

13.   Please revise to explain what you mean by the statement that appears here and elsewhere in the filing, including on page 27, that "acquisition candidates will be selected based on their capitalization requirements."

14.   We note that in response to prior comment 21, you deleted disclosure relating to the adoption by the company's board of directors of a resolution that prohibits the company from completing a business combination with an entity in which management has an interest. Yet, such disclosure is still presented on page 25. We further note that on page 25, the company asserts that it is not aware of any circumstances under which the policy may be changed. Yet this assertion does not appear to consider the possibility that Mr. Davis, as the company's sole director, could change such policy at his discretion. If true, please ensure that your disclosure is revised to reflect the foregoing. Please also advise if the company's board of directors has subsequently adopted a resolution or otherwise taken action to eliminate the aforementioned policy. If not, we reissue prior comment 21 in its entirety and ask that you provide the previously requested disclosure.

 "Reduction of percentage share ownership…", page 11

15.   You indicate here that the company intends to pursue a business combination with a private entity. As noted in prior comment 18, such disclosure suggests that you intend to limit your search for a candidate for a business combination to private companies, yet you disclose on page 22 that you will not restrict your search to any specific kind of firms. Please review your entire registration statement and revise to clarify this apparent inconsistency wherever appropriate.

Subscriptions Irrevocable, page 13

16.   You indicate here that investors' funds may be held in escrow for up to a year. Yet, elsewhere you note that funds may be held in escrow until a merger is consummated, provided that, in accordance with Rule 419, funds shall be returned if a merger has not been consummated within eighteen months of the effective date of this registration statement. Please advise or revise your registration statement to clarify this apparent inconsistency.

Item 4. Use of Proceeds, page 14

17.   Please reconcile your disclosure that you intend to use the proceeds for working capital purposes with your disclosure in the sixth risk factor that you intend to use proceeds to effect a business combination.

Item 6. Dilution, page 15

18.   Your response to prior comment 24 indicates that you revised your disclosure; however, we note that the decrease in investment to new shareholders as reported on page 15 is still $0.09775 and $0.0955 under the minimum and maximum offering scenarios,

respectively. Therefore we re-issue our prior comment. Please tell us how you calculated these amounts considering the total offering price per share is $0.025 and the book value per share after the offering is $0.00225 and $0.0045 under the minimum and maximum offering scenarios, respectively. Additionally, describe how you calculated the $0.00225 book value per share after the offering under the minimum offering scenario given that there will be 9,000,000 shares outstanding.

Item 8. Plan of Distribution, page 16

19.   You state here and elsewhere, including on page 6 and in the escrow agreement, that the net offering proceeds "after deduction for offering expenses and sales commissions," will be placed into the escrow account. You further disclose that Mr. Davis has agreed to pay the offering costs. Please specify the offering expenses and sales commissions that you intend to pay out of the net proceeds, and explain how payment of such expenses and commission is consistent with Rule 419(b)(2)(i).

20.   Please also tell us how the statement that you will place in escrow the net offering proceeds "after deduction for offering expenses and sales commissions" is consistent with the disclosure elsewhere in the registration and Section 3 of the escrow agreement indicating that if the minimum offering is not reached, all funds will be returned to investors without deduction of fees, and that the escrow agent's fees will not be paid until after the offering is closed.

21.   As noted in prior comment 26, your disclosure continues to state that Mr. Davis has "agreed to sell all of the shares of the new issue offering." Such disclosure appears to suggest that Mr. Davis is the seller of the shares offered by the company, as opposed to the company's selling agent for such shares. As previously requested, revise your disclosure accordingly and remove language suggesting that Mr. Davis has agreed to or will sell the company's shares.

22.   You indicate that Mr. Davis has agreed not to sell his shares until the company's shares are first sold, yet you later indicate that such agreement is unenforceable. Please advise how you reached that determination. With a view to disclosure tell us the intention of the company regarding consents to transfers of Mr. Davis's shares, in the event he seeks transfers before the company's shares are sold. If there is a written agreement, please file it as an exhibit. Refer to Items 601(b)(1) and (10) of Regulation S-K.

23.   We note your revisions responsive to prior comment 31. However, as previously requested, you do not appear to have specified the type of securities being offered, the "certain specified criteria" an acquisition must meet under Rule 419, and the "sufficient number of investors" required to reconfirm their investment prior to release of escrow funds. Please revise your disclosure accordingly.

Item 11. Information with Respect to the Registrant

Legal Proceedings, page 20

24.   We note your disclosure indicating that Mr. Davis "has not been permanently or
        temporarily enjoined, barred, suspended or otherwise limited from involvement in any
        type of business, securities, or banking activities." However, as highlighted in prior
        comment 44, we note that the Oregon administrative order entered against Mr. Davis in
        connection with his involvement with Caffe Diva Group, Ltd. appears to provide for
        (among other terms) a ten year prohibition against Mr. Davis from applying for an
        Oregon securities licenses, as well as denial of his use of certain exemptions under
        Oregon securities law until further order. See "In the Matter of: Caffe' Diva Group, Ltd,
        Vista Consulting, New England International Surety, Ronald Davis, and Steve Bolen,
        Respondents," No. A-02-0005, Oregon Department of Commerce, Corporation Division,
        2002 Ore. Sec. LEXIS 5, October 29, 2002. In light of the penalties provided for in the
        Oregon administrative order, revise the above-quoted language.

Market Price of and Dividends on the Issuer's Common Stock

Market Price, page 21

25.   You indicate that "this prospectus is a step toward creating a public market for our stock,
        which may enhance the liquidity of our shares." Yet, elsewhere in your registration
        statement you note that other than pursuant to certain exceptions permitted by Rule 419,
        no trading in your common stock will be permitted until completion of a business
        combination meeting the requirements of Rule 419. See Rule 419(b)(3)(ii) and (e).
        Please clarify your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 22

26.   We note your response to prior comment 17, in which you confirm that audited financial
        statements of a target business will be required in all cases in post-effective amendments
        required to be filed by Rule 419(d) or (e). Please explain how the foregoing is consistent
        with the following statements in your Management's Discussion and Analysis,
        addressing the timing of the filing of the post-effective amendment(s) and the
        consummation of the business combination:

        •   "While the company will attempt to obtain audited financial statements of a target
                entity, there is no assurance that such audited financial statements will be
                available prior to the consummation of the merger/acquisition."

- "Further assurances must be provided that an audited statement would be provided within seventy-five days after closing of such a transaction."

- "[T]he Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction."

As requested in prior comment 17, provide us with a detailed explanation of how the company intends to comply in a timely manner with the requirements of Rule 419(d) and (e) if you do not intend to require audited financial statements of the target until after the business combination has been consummated.

General Business Plan, page 22

27.   You have revised your disclosure in response to prior comment 19 to state that the company intends to file a Form 8-A registration statement under Section 12(g) of the Exchange Act within five business days of the effectiveness of the pending Form S-1 registration statement. Yet, on page 30 you state that the company "will" file a Form 8-A. Please revise your registration statement to ensure that your disclosure states unequivocally that the company will file a Form 8-A.

Acquisition Opportunities, page 24

28.   In the second paragraph of this section, you describe restrictions on Mr. Davis's ability to sell his shares in connection with a merger/acquisition. Please tell us where Mr. Davis has agreed not to sell his shares in a subsequent transaction for less than $0.025 per share. If a written or oral agreement exists regarding the foregoing, please file such agreement (or a brief description of any oral agreement) as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Background of Directors, Executive Officers, Promoters and Control Persons, page 26

General

29.   Please reorganize this section to provide clear, consistent, and updated disclosure. Consider consolidating your disclosures with respect to each company discussed in the biographical information provided for Mr. Davis and the subsection entitled "Involvement with Reporting and Public Companies." Ensure also that your disclosure in this section is consistent with the disclosure provided in the risk factor that begins "Conflicts of Interest…" on page 10. In this regard, we note the following as examples only of disclosures that should be revised:

- The second full paragraph of this section discusses Mr. Davis's involvement with Genesis Corporate Development in the present tense but then states that the company has been dissolved.

- You state that Mr. Davis provides consulting services through Walker, Bannister & Dunn, LLC, that he is currently "acting in a limited advisory role" with St. Vincent Press, and that he "spends approximately 20% of his time towards the development of [the business of Bella Viaggio]"; yet you indicate elsewhere that Mr. Davis's current business activities relate solely to his involvement in blank check companies.

30.   Your response to prior comment 41 does not appear responsive as disclosure on page 26 continues to reference June 30, 2010 as a measurement date. Accordingly, we reissue prior comment 41 in its entirety and ask that you update your disclosure accordingly.

31.   You indicate that since leaving Caffe Diva, "Mr. Davis has been involved in the merger of seven companies and many reverse mergers." Yet you do not appear to provide any information about such transactions, including Mr. Davis's specific role therein. Please revise your disclosure accordingly.

32.   You indicate that Mr. Davis is both a controlling shareholder and minority shareholder of Rangeford Resources, Inc. Please revise your disclosure to address this apparent discrepancy. Also, the Form 10-K for the year ended March 31, 2010 filed by Rangeford Resources on July 16, 2010 appears to indicate that Mr. Davis is currently an officer of such company. Accordingly, please provide the requisite disclosure regarding Mr. Davis's business experience and employment with Rangeford, as required by Item 401(e)(1) of Regulation S-K.

33.   Please describe the status of Mr. Davis's involvement with Shearson Financial Network, Inc. (f.k.a BlueStar Coffee, Inc.). If Mr. Davis's relationship with that entity terminated, please update your disclosure accordingly.

34.   We note that your disclosure on page 27 indicates that Mr. Davis is involved with a blank check company called Cheetah Holding Corp., in addition to the other blank check companies with which he is involved. We note further that Cheetah Holding Corp. has a pending registration statement on Form S-1 (file no. 333-168637) relating to an offering of securities pursuant to Rule 419. Please expand your "Conflicts of Interest" discussion to address specifically Mr. Davis's involvement in Cheetah Holding Corp. and any material conflicts of interest relating to the registrant that may arise from such involvement. State the priority and preference Cheetah Holding Corp. has vis-à-vis OICco Acquisition III with respect to the marketing of securities and the presentation of business opportunities. Please also provide appropriate risk factor disclosure; for example, expand the conflicts of interest risk factor on page 10 to address specifically Mr. Davis's involvement in Cheetah Holding Corp.

35.   You must be able to support on a reasonable basis all assertions made in the registration
        statement. In this regard, please remove from your filing, or provide supplemental
        support for, the following statements made in this risk factor and elsewhere:

- "[If Mr. Davis's] friends, relatives and business associates are offered the
  opportunity to buy shares, they will do so."

- "Also, due the relative small size of the dollar offerings, usually no more the forty
  or fifty individuals or entities will be required to close an offering."

36.   You disclose that each of the blank check companies with which Mr. Davis is affiliated
        has "passed a resolution under Delaware Section 122(17) which permits a corporation to
        'renounce … any interest or expectancy of the corporation in, or in being offered an
        opportunity to participate in, specified business opportunities or specified classes or
        categories of business opportunities that are presented to the corporation or one or more
        of its officers, directors or stockholders.'" Please describe specifically the business
        opportunities or classes of business opportunities that each of Mr. Davis's blank check
        companies has renounced pursuant to such resolutions. Explain the relationship between
        such waivers and the doctrine of corporate opportunities under Delaware law as it relates
        to the discharge of the duties owed by your sole officer and director to OICco Acquisition
        III.

Legal, page 28

37.   We note your lengthy and verbatim recitation of text from the Oregon order. Please
        revise such disclosure to avoid long and complicated summaries replete with legal
        terminology and provide instead a clear and concise summary of the material terms of the
        order in an understandable manner to conform with the requirements of Rule 421(b) of
        the Securities Act of 1933.

38.   We note your revised disclosure in response to prior comment 43. However, the specific
        nature of Mr. Davis's involvement in the events that led up to the Oregon investigation
        and order, including the issuance of the promissory notes, is not clear. Please enhance
        your disclosure to succinctly address the foregoing. We would expect such enhanced
        disclosure to also address the terms of the "deal" that Mr. Davis was offered.

39.   You state that as a consequence of the Oregon order, Mr. Davis was banned from
        "engaging in the securities business in Oregon for ten years." Yet, such disclosure does
        not appear entirely consistent with the language of the order. Specifically, we note that
        the administrative order appears to provide for (among other terms) a ten year prohibition
        against Mr. Davis from applying for an Oregon securities license, as well as a denial of
        his use of certain exemptions under Oregon securities law until further order. Please
        revise your disclosure to address this apparent discrepancy.

Audited Financial Statements for the Period Ended April 15, 2010

Notes to Audited Financial Statements, page F-7

40.   We note that the footnotes to your audited financial statements as of April 15, 2010 and
        for the period from March 31, 2010 to April 15, 2010 are labeled as "unaudited."
        Additionally, the heading to your footnotes refers to the financial statements for the
        "Inception Period of March 31, 2010 to September 30, 2010." Please revise the heading
        to the footnotes in your audited financial statements on pages F-7 through F-10 to
        indicate that they are audited and that they cover a time period that is consistent with your
        audited financial statements.

Unaudited Financial Statements for the Period from Inception on March 31, 2010 to September
30, 2010

Unaudited Statement of Changes in Stockholders' (Deficit) Equity, page F-13

41.   We note that your Statement of Changes in Stockholders' (Deficit) Equity reflects a total
        stockholders' (deficit) equity balance of ($5,188) versus $0 as reported on your Balance
        Sheet as of September 30, 2010. Please revise the "Total" column in your Statement of
        Changes in Stockholders' (Deficit) Equity to present a balance as of September 30, 2010
        that agrees with the amount on your Balance Sheet as of September 30, 2010.

Notes to Unaudited Financial Statements, page F-15

42.   We note that the footnotes to your unaudited financial statements as of September 30,
        2010 and for the period from March 31, 2010 to September, 2010 are not labeled as
        "unaudited." Additionally, the heading to your footnotes refers to the financial
        statements for the "Inception Period of March 31, 2010 to April 15, 2010." Please revise
        the heading to the footnotes in your unaudited financial statements on pages F-15 through
        F-18 to indicate that they are unaudited and that they cover a time period that is
        consistent with your unaudited financial statements.

Note A – Summary of Significant Accounting Policies, page F-15

43.   We note on page 9 and elsewhere throughout the filing that Mr. Davis has agreed to pay
        all of the expenses of this offering; however there is no agreement to this effect. Please
        tell us whether you are obligated to repay Mr. Davis for such offering expenses with cash
        and/or shares of the company and update your disclosure accordingly.

Exhibit 5.1

44.   We note the revisions made to counsel's opinion in response to prior comment 49. We
        further note that counsel's opinion provides that the shares being registered by the
        company "will be validly issued, fully paid and non-assessable upon the occurrence of
        the conditions described in the opinion." However, it does not appear as though such
        conditions are described in the opinion. Please have counsel revise the opinion to
        describe the foregoing conditions on which such opinion is premised.

Exhibit 23.1

45.   Please amend your filing to include a revised consent which clearly states whether your
        auditors consent to the inclusion of their report dated June 24, 2010 in the registration
        statement with respect to the balance sheet as of April 15, 2010 and the related statements
        of operations, stockholders' (deficit) equity and cash flows for the period from inception
        on March 31, 2010 through April 15, 2010. Ensure that the consent refers to the current
        date of the amended registration statement.

Exhibit 99b

46.   We note your response to prior comment 52, including your representation that Synovus
        Bank is an FDIC insured institution. However, no insured depositary institution is a party
        to the escrow agreement. Accordingly, it is unclear how you concluded that the escrow
        agreement complies with the requirements of Rule 419(b)(1). Please file a new escrow
        agreement to which an insured depositary institution is a party and acting as the escrow
        agent.   Refer to SEC Releases No. 33-6891 and 33-6932.

47.   Please describe the instructions, if any, that you have given or plan to give the escrow
        agent and to your transfer agent with respect to transfer requests by the selling
        shareholder. In this regard, we note that your Plan of Distribution disclosure states that
        none of the 8,000,000 shares held by Mr. Davis will be sold until all shares being offered
        for sale by the company are sold and that the securities being offered by Mr. Davis, like
        those being offered by the company, will not be released from escrow to purchasers until
        an acquisition meeting the requirements of Rule 419 has been consummated and a
        sufficient number of investors has reconfirmed their investment in accordance with Rule
        419.

48.   We note that the escrow agreement provides that all securities issued in connection with
        the offering, including the shares owned by Mr. Davis, will be deposited directly into the
        escrow account promptly upon issuance. As the shares held by Mr. Davis are already
        outstanding, please advise when such shares will be deposited and, if appropriate, revise
        the escrow agreement accordingly. If there is a separate agreement with Mr. Davis
        regarding the deposit of his securities and any proceeds from the sale of the securities in
        escrow, please file the agreement as an exhibit to the registration statement.

49.   Section 2 of the escrow agreement provides for the terms of release of deposited securities and deposited funds.   However, such text appears to imply that investors will only be entitled to return of deposited securities, rather than deposited funds in the event that the minimum offering is not completed or the acquisition is not timely and properly consummated pursuant to Rule 419. Please revise the escrow agreement to eliminate any ambiguity as it pertains to the release of deposited funds and/or securities to investors and the company and ensure that all of the specific circumstances which trigger such releases are clearly described.

50.   The first paragraph of Section 2 of the escrow agreement provides that the deposited funds and securities will only be released to the company and the investors following the consummation of an acquisition. However, Section 2(vi) of the escrow agreement and disclosure in your registration statement indicates that 10% of the deposited funds may be released earlier. Please advise and revise your disclosure to address this inconsistency.

51.   As noted above, Section 2(vi) of the escrow agreement indicates that up to ten percent of the proceeds deposited into the escrow fund may be released to the company "as those proceeds are deposited." Yet, disclosure in your registration statement indicates that such release shall not be permitted until the minimum offering is reached. Please advise and revise your disclosure to address this inconsistency.

52.   The escrow agreement makes several references to an acquisition "meeting certain prescribed criteria" and "a reconfirmation offering which includes certain prescribed terms." Yet, such specific criteria and terms do not appear to be described in the escrow agreement. Please revise the agreement accordingly to provide clear and concise disclosure regarding the meaning of these references.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact Courtney Haseley at (202) 551-3548 with any other questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (702) 382-1759
        Harold Gewerter, Esq.